Mail Stop 4561

May 1, 2009

Ms. Ann Marie Petach
Managing Director and Chief Financial Officer
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022

> **Re:** **BlackRock, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-33099**

Dear Ms. Petach:

We have read your supplemental response letter dated April 23, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1. We note your response to our prior comment 2. Please tell us, and disclose in future filings:

   - The manner in which management uses operating margin, as adjusted, to assess ongoing operations;

   - The material limitations associated with use of operating margin, as adjusted, as compared to the use of the most directly comparable GAAP financial measure; and

- The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-17

2. We note your response to our prior comment 7. Please quantify the amount of revenue recognized in fiscal years 2007 and 2006 related to carried interest subject to claw-back. If the amount of revenue recognized was significant, please tell us how you determined whether the investment management services to be performed through the end of the claw-back period were more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting. Also tell us how you account for such obligation upon recognition of revenue related to carried interest subject to claw-back. See paragraph 3c of SAB Topic 13A.

Stock-based Compensation, page F-19

3. We note your response to our prior comment 8 and have the following additional comments:

    - Clarify how the company determined that a one year notice period represents a substantive length of time for purposes of concluding that the retirement eligible award example in paragraph A57-A58 of SFAS 123R does not apply. For instance, clarify how the notice required in these awards compare to the customary notice period provided by retiring employees.

    - Assuming the one year period is substantive, explain the basis for using the longest possible service period (explicit service) rather than the shortest (assuming notice at first opportunity) for recognition of compensation cost. Tell us what, if any, consideration was given to using an intervening time period. For example, based on all the facts and circumstances, clarify if the explicit service period was considered to be the company's best estimate of the requisite service period and if so clarify the basis for that conclusion. Refer to paragraph 39 of SFAS 123R.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant